NOTICE AND PROXY STATEMENT

AFLAC INCORPORATED
Worldwide Headquarters
1932 Wynnton Road
Columbus, Georgia 31999

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held on Monday, May 2, 2005

The Annual Meeting of Shareholders of Aflac Incorporated (the "Company") will be held on Monday, May 2, 2005, at 10:00 a.m. at the Columbus Museum (in the Patrick Theatre), 1251 Wynnton Road, Columbus, Georgia, for the following purposes, all of which are described in the accompanying Proxy Statement:

1. To elect seventeen Directors of the Company to serve until the next Annual Meeting and until their successors are duly elected and qualified;

2. To consider and act upon the ratification of the appointment of KPMG LLP as independent registered public accounting firm of the Company for the year ending December 31, 2005; and

3. To transact such other business as may properly come before the meeting or any adjournment thereof.

The accompanying proxy is solicited by the Board of Directors of the Company. The Proxy Statement and the Company's Annual Report for the year ended December 31, 2004, are enclosed.

The record date for the determination of shareholders entitled to vote at the meeting is February 23, 2005, and only shareholders of record at the close of business on that date will be entitled to vote at this meeting and any adjournment thereof.

YOUR VOTE IS IMPORTANT! WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE MEETING, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE ENCLOSED PREPAID ENVELOPE SO THAT WE MAY BE ASSURED OF A QUORUM TO TRANSACT BUSINESS. YOU MAY ALSO VOTE VIA THE INTERNET OR TELEPHONE. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

By order of the Board of Directors,



Columbus, Georgia
March 17, 2005

Joey M. Loudermilk
Secretary

AFLAC INCORPORATED

PROXY STATEMENT

FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MONDAY, MAY 2, 2005

SOLICITATION AND REVOCATION OF PROXY

This Proxy Statement is furnished to shareholders in connection with the solicitation of proxies by the Board of Directors of Aflac Incorporated (the "Company") for use at the Annual Meeting of Shareholders to be held on Monday, May 2, 2005, and any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders and described in detail herein. The meeting will be held at 10:00 a.m. at the Columbus Museum (in the Patrick Theatre), 1251 Wynnton Road, Columbus, Georgia.

All properly executed proxies will be voted in accordance with the instructions contained thereon, and if no choice is specified, the proxies will be voted FOR the election of all nominees named elsewhere in this Proxy Statement and FOR approval of each other proposal set forth in the Notice of Meeting. Shareholders of record may also submit their proxies via the Internet or by telephone in accordance with the procedures set forth in the enclosed proxy. Any proxy may be revoked by the shareholder at any time before it is exercised by giving written notice to that effect to the Secretary of the Company or by submission of a later-dated proxy or subsequent Internet or telephonic proxy. Shareholders who attend the meeting may revoke any proxy previously granted and vote in person.

This Proxy Statement and the accompanying proxy are being delivered to the shareholders on or about March 17, 2005.

SOLICITATION OF PROXIES

The Company will pay the cost of soliciting proxies. The Company will make arrangements with brokerage firms, custodians, and other fiduciaries to send proxy materials to their principals, by mail and by means of electronic transmission, and the Company will reimburse them for mailing and related expenses. In addition to solicitation by mail and electronic transmission, certain officers and other employees of the Company, who will receive no compensation for their services other than their regular compensation, may solicit proxies by telephone and by personal contacts. In addition, the Company has retained Georgeson Shareholder Communications Inc. to assist in the solicitation of proxies for a fee of $9,000, plus reimbursement of reasonable out-of-pocket expenses.

PROXY MATERIALS AND ANNUAL REPORT

Shareholders can access the Company's Notice and Proxy Statement, and Annual Report via the Internet on the Aflac Web site at http://www.aflac.com under "Investor Relations." For future shareholder meetings, the Company's registered shareholders can further save the Company expense by electing online access of their Proxy Statement, Annual Report, and other account mailings through **af***linc*. If you choose this option, you will, prior to each shareholder meeting, receive your proxy in the mail, along with a notice of the meeting and instructions for voting by mail, telephone, or the Internet.

MULTIPLE SHAREHOLDERS SHARING THE SAME ADDRESS

In accordance with a notice sent to eligible shareholders who share a single address, the Company is sending only one Annual Report and one Proxy Statement to the shareholders who consented to householding. However, if a registered shareholder residing at such an address wishes to receive a separate Annual Report or Proxy Statement, he or she may contact Shareholder Services by phone at **1-800-235-2667 - Option 2**, by e-mail at **shareholder@aflac.com**, or by mail at Aflac Incorporated, Shareholder Services, 1932 Wynnton Road, Columbus, Georgia 31999. If you are a registered shareholder who receives multiple copies of the Company's Annual Report or Proxy Statement, you can request householding by contacting Shareholder Services in the same manner. If you own the Company's shares through a bank, broker, or other holder of record, you can request householding by contacting the holder of record.

DESCRIPTION OF VOTING RIGHTS

In accordance with the Company's Articles of Incorporation, shares of the Company's Common Stock, par value $.10 per share (the "Common Stock"), are entitled to one vote per share until they have been held by the same beneficial owner for a continuous period of greater than 48 months prior to the record date of the meeting, at which time they become entitled to 10 votes per share. Any transferee of a share of Common Stock where such share was transferred to the transferee by gift, devise, or bequest, or otherwise through the laws of inheritance, descent, or distribution from the estate of the transferor, or by distribution to a beneficiary of shares held in trust for such beneficiary, is deemed to be the same beneficial owner as the transferor. Shares acquired as a direct result of a stock split, stock dividend, or other distribution with respect to existing shares ("dividend shares") are deemed to have been acquired and held continuously from the date on which the shares with regard to which the issued dividend shares were acquired. Shares of Common Stock acquired pursuant to the exercise of a stock option are deemed to have been acquired on the date the option was granted.

Shares of Common Stock held in "street" or "nominee" name are presumed to have been held for less than 48 months and are entitled to one vote per share unless this presumption is rebutted by providing evidence to the contrary to the Board of Directors of the Company. Shareholders desiring to rebut this presumption should complete and execute the affidavit appearing on the reverse side of their proxy. The Board of Directors reserves the right to require evidence to support the affidavit.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Holders of record of Common Stock at the close of business on February 23, 2005, will be entitled to vote at the meeting. At that date, the number of outstanding shares of Common Stock entitled to vote was 502,783,244. According to the Company's records, this represents the following voting rights:

436,129,482	Shares @	1 Vote Per Share	=	436,129,482	Votes
66,653,762	Shares @	10 Votes Per Share	=	666,537,620	Votes
502,783,244	Shares		Total	1,102,667,102	Votes

Shareholders with one vote per share shown above can rebut the presumption that they are entitled to only one vote as outlined in "Description of Voting Rights" above. If all of the outstanding shares were entitled to 10 votes per share, the total votes available would be 5,027,832,440. However, for the purposes of this Proxy Statement, it is assumed that the total votes available to be cast at the meeting will be 1,102,667,102.

The holders of a majority of the voting rights entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of such business as shall come before the meeting. Directors are elected by an affirmative vote of a plurality of voting rights cast. In the case of the election of Directors, under applicable Georgia law, in tabulating the vote, votes withheld will be disregarded and will have no effect on the outcome of the vote. Pursuant to the Company's Bylaws, approval of all other matters to be considered at the meeting requires the affirmative vote of holders of a majority of the voting rights present in person or represented by proxy at the meeting. A broker-non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner. Broker-non-votes and abstentions are counted as "shares present" at the meeting in determining whether a quorum exists. Broker-non-votes, if any, have the effect of votes to withhold authority in connection with the election of Directors while broker-non-votes, if any, and abstentions have the effect of votes against other proposals at the meeting.

No person, as of February 23, 2005, was the owner of record or, to the knowledge of the Company, beneficially owned 5% or more of the outstanding shares of Common Stock or of the available votes of the Company other than as shown below:

Name and Address of Beneficial Owner	Title of Class Common Stock	Amount of Beneficial Ownership		Percent of Class	Percent of Available Votes
		Shares	Votes		
Daniel P. Amos*	10 Votes Per Share	10,822,520	108,225,200		
1932 Wynnton Road	1 Vote Per Share	985,598	985,598		
Columbus, GA 31999		11,808,118	109,210,798	2.3	9.6

(*) See footnotes 2 and 3, page 7.

1. ELECTION OF DIRECTORS

The Company proposes that the following seventeen individuals be elected to the Board of Directors of the Company. The persons named in the following table have been nominated by the Corporate Governance Committee of the Board of Directors for election as Directors and, if elected, are willing to serve as such until the next Annual Meeting of Shareholders and until their successors have been elected and qualified. It is intended that the persons named in the accompanying proxy, or their substitutes, will vote for the election of these nominees (unless specifically instructed to the contrary). However, if any nominee at the time of the election is unable or unwilling to serve or is otherwise unavailable for election, and as a result another nominee is designated, the persons named in the proxy, or their substitutes, will have discretionary authority to vote or refrain from voting in accordance with their judgment on such other nominees. The Board of Directors has no reason to believe that any of the persons nominated will be unable or unwilling to serve.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE BELOW-LISTED NOMINEES AS DIRECTORS.

The following information is provided with respect to the nominees:

Name	Principal Occupation (1)	Age	Year First Elected	Shares of Common Stock Beneficially Owned on February 23, 2005 (2) (3)	Percent of Outstanding Shares	Voting Rights on February 23, 2005 (2)	Percent of Available Votes
Daniel P. Amos	Chairman, the Company and Aflac,** since May 2001; Chief Executive Officer, the Company and Aflac; President, the Company, until May 2001; President, Aflac; Director, Southern Company, Atlanta, GA; Director, Synovus Financial Corp., Columbus, GA	53	1983	11,808,118	2.3	109,210,798	9.6
John Shelby Amos II	Alabama/West Florida State Sales Coordinator, Aflac	52	1983	1,362,918	.3	13,572,185	1.2
Michael H. Armacost	Shorenstein Distinguished Fellow, Stanford University Asia-Pacific Research Center, Stanford, CA, since September 2002; President, The Brookings Institution, Washington, DC, until June 2002; Director, Applied Materials, Inc., Santa Clara, CA; Director, USEC Inc., Bethesda, MD; Former U.S. Ambassador to Japan	67	1994	47,850	*	424,500	*
Kriss Cloninger III	President, the Company, since May 2001; Chief Financial Officer, the Company and Aflac; Treasurer, the Company; Executive Vice President, Aflac; Executive Vice President, the Company, until May 2001; Director, Tupperware Corporation, Orlando, FL; Director, Total System Services, Inc., Columbus, GA	57	2001	1,031,822	.2	8,398,279	.8
Joe Frank Harris	Distinguished Executive Fellow, Georgia State University, Atlanta, GA; Chairman of the Board, Harris Georgia Corp., Cartersville, GA; Director, Bankhead Railway Services, Inc., Atlanta, GA; Former Governor of the State of Georgia	69	1991	113,498	*	1,080,980	.1

Name	Principal Occupation (1)	Age	Year First Elected	Shares of Common Stock Beneficially Owned on February 23, 2005 (2) (3)	Percent of Outstanding Shares	Voting Rights on February 23, 2005 (2)	Percent of Available Votes
Elizabeth J. Hudson	Sr. Vice President, Communications, National Geographic Society, Washington, DC, since September 2000; Sr. Vice President, Corporate Communications, iVillage, Inc., New York, NY, from June 1999 until August 2000; Director, Paxson Communications Corporation, West Palm Beach, FL	55	1990	124,025	*	1,186,250	.1
Kenneth S. Janke Sr.	Chairman, National Association of Investors Corp. (NAIC), Madison Heights, MI, since February 2002; President, Chief Executive Officer, NAIC, until February 2002; President and Director, NAIC Growth Fund, Madison Heights, MI	70	1989	193,623	*	1,797,213	.2
Douglas W. Johnson	Retired, Audit Partner, Ernst & Young, Atlanta, GA, until June 2003	61	2004	9,993	*	9,993	*
Robert B. Johnson	Chairman, One America Foundation, Washington, DC; Chief Executive Officer, One America Foundation, since February 2003; Senior Vice President, Porter NOVELLI (Int'l), Washington, DC, from May 2003 until November 2003; Executive Vice President, BICO Inc., Washington, DC, from February 2001 until February 2003; Assistant to the President of the United States, Washington, DC, until February 2001	60	2002	14,796	*	20,691	*
Charles B. Knapp	Director of Educational Development, CF Foundation, Inc., Atlanta, GA, since May 2004; Partner, Heidrick & Struggles, Atlanta, GA, from January 2000 until May 2004; Director, The National Center for Education and the Economy, Washington, DC; Former President, University of Georgia, Athens, GA	58	1990	76,000	*	706,000	.1

Name	Principal Occupation (1)	Age	Year First Elected	Shares of Common Stock Beneficially Owned on February 23, 2005 (2) (3)	Percent of Outstanding Shares	Voting Rights on February 23, 2005 (2)	Percent of Available Votes
Hidefumi Matsui	Chairman, Aflac Japan, since January 2003; President, Aflac Japan, until December 2002	60	2003	542,701	.1	5,390,260	.5
E. Stephen Purdom, M.D.	Retired, Executive Vice President, Aflac; Retired Medical Director, Columbus Clinic, Columbus, GA; Retired Director, Trust Company Bank, Columbus, GA	57	1987	256,210	.1	2,508,100	.2
Barbara K. Rimer, Ph.D.	Deputy Director, Lineberger Comprehensive Cancer Center, Chapel Hill, NC, since January 2003; Alumni Distinguished Professor, University of North Carolina School of Public Health, Chapel Hill, NC, since January 2003; Director, Cancer Control and Population Sciences, National Cancer Institute, Bethesda, MD, from December 1997 until December 2002	56	1995	56,235	*	508,350	*
Marvin R. Schuster	Chairman of the Board, Schuster Enterprises, Inc., Columbus, GA, since October 1999 (owner of 59 Burger King restaurants in the Southeast); Director, Columbus Bank & Trust and Synovus Trust Companies, Columbus, GA	67	2000	56,000	*	416,000	*
David Gary Thompson	Retired, Chief Executive Officer, Georgia Banking, Wachovia Bank, N.A. and Executive Vice President, Wachovia Corporation, Atlanta, GA, from June 1995 until December 2004; Director, Georgia Power Company (a Southern Company subsidiary)	58	(4)	1,000	*	1,000	*

Name	Principal Occupation (1)	Age	Year First Elected	Shares of Common Stock Beneficially Owned on February 23, 2005 (2) (3)	Percent of Outstanding Shares	Voting Rights on February 23, 2005 (2)	Percent of Available Votes
Tohru Tonoike	Managing Executive Officer, Mizuho Corporate Bank Ltd., Tokyo, Japan, since April 2004; Executive Officer, Mizuho Corporate Bank Ltd., from April 2002 until April 2004; Executive Officer, The Dai-ichi Kangyo Bank Ltd., from June 2001 until April 2002; Sales General Manager, The Dai-ichi Kangyo Bank Ltd., from May 1999 until June 2001; Director, Mizuho Corporate Advisory Co. Ltd.	54	(4)	3,000,000	.6	30,000,000	2.7
Robert L. Wright	Chairman Emeritus, Dimensions International, Alexandria, VA, since February 2003; Chairman, Flight Explorer, Alexandria, VA, since 2000; Chairman, Dimensions International, from July 1999 until February 2003; Chief Executive Officer, Dimensions International, until February 2003; Director, Dimensions International; Former Associate Administrator, U.S. Small Business Administration	67	1999	41,000	*	221,000	*

(*) Percent not listed if less than .1%.

(**) American Family Life Assurance Company of Columbus ("Aflac") is a wholly owned subsidiary of the Company.

(1) Unless specifically noted, the respective Director or nominee has held the position for at least five years.

(2) Includes options to purchase shares (and available votes), which are exercisable within 60 days, for Daniel P. Amos, 4,543,889 (37,687,721); John Shelby Amos II, 46,000 (406,000); Michael H. Armacost, 6,000 (6,000); Kriss Cloninger III, 754,112 (5,903,120); Joe Frank Harris, 46,000 (406,000); Elizabeth J. Hudson, 46,000 (406,000); Kenneth S. Janke Sr., 46,000 (406,000); Douglas W. Johnson, 4,000 (4,000); Robert B. Johnson, 12,000 (12,000); Charles B. Knapp, 46,000 (406,000); Hidefumi Matsui, 225,000 (2,250,000); E. Stephen Purdom, M.D., 6,000 (6,000); Barbara K. Rimer, Ph.D., 46,000 (406,000); Marvin R. Schuster, 26,000 (206,000); and Robert L. Wright, 26,000 (206,000). Also includes shares (and available votes) of restricted stock awarded under the 2004 Long-Term Incentive Plan for Daniel P. Amos, 65,589 (65,589); and Kriss Cloninger III, 25,000 (25,000), which they have the right to vote, but may not transfer until the shares have vested three years from the date of grant if certain Company performance goals have been met. Also includes shares (and available votes) of restricted stock awarded under the 2004 Long-Term Incentive Plan for Kenneth S. Janke Sr., 1,341 (1,341); and Robert B. Johnson, 671 (671), which they have the right to vote, but may not transfer until the shares have vested four years from the date of grant.

(3) All stock is beneficially owned by the nominee except as follows:

Daniel P. Amos, 343,955 shares owned by spouse which includes options to purchase shares (and available votes), which are exercisable within 60 days, 162,112 (1,171,120); 4,674,273 shares owned by partnerships of which Mr. Amos is a partner; 323,721 shares owned by trusts with Mr. Amos as trustee; 787,393 shares owned by the Daniel P. Amos Family Foundation, Inc.; 57,876 shares owned by spouse's children; 41,689 shares owned by a partnership of which spouse is a partner; 309 shares owned by a minor with Mr. Amos as custodian; and 16,600 shares owned by the Paul S. Amos Family Foundation, Inc.

John Shelby Amos II, 397,182 shares owned by his children with Mr. Amos as trustee; and 38,838 shares owned by a corporation of which Mr. Amos is a controlling shareholder.

Kriss Cloninger III, 1,710 shares owned by spouse; 57,500 shares owned by partnerships of which Mr. Cloninger is a partner; 50,000 shares owned by a trust with Mr. Cloninger as trustee.

Kenneth S. Janke Sr., 56,092 shares owned by a trust with Mr. Janke as trustee; 32,720 shares owned by a trust with spouse as trustee; 36,000 shares owned by a partnership of which Mr. Janke is a partner; 20,000 shares owned by the NAIC Growth Fund of which Mr. Janke is president; and 1,467 shares owned by an investment club of which Mr. Janke is a member.

Charles B. Knapp, 6,000 shares owned by spouse.

E. Stephen Purdom, M.D., 30,200 shares owned by a minor with Dr. Purdom as custodian.

Tohru Tonoike, 3,000,000 shares owned by The Mizuho Trust & Banking Co., Ltd. Mr. Tonoike shares the power to vote these shares.

(4)   First year nominated.

Daniel P. Amos and John Shelby Amos II are cousins. Daniel P. Amos is the father and John Shelby Amos II is the second cousin of Paul S. Amos II, an executive officer of the Company. Kenneth S. Janke Sr. is the father of Kenneth S. Janke Jr., an executive officer of the Company. No other family relationships exist among any other executive officers or Directors.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Pursuant to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), executive officers, Directors and holders of more than 10% of the Common Stock are required to file reports of their trading in Company equity securities with the Securities and Exchange Commission ("SEC").

Based solely on its review of the copies of such reports received by the Company, or written representations from certain reporting persons, the Company believes that during the last fiscal year, all Section 16 filing requirements applicable to its reporting persons were complied with, except as set forth below.

Mr. Joey M. Loudermilk, an executive officer, failed to timely file a Form 4 in 2004 relating to a sale of shares.

CERTAIN EXECUTIVE OFFICERS

The following table sets forth, as of February 23, 2005, the number of shares and percentage of outstanding shares of Common Stock beneficially owned by the Chief Executive Officer and the four other most highly compensated executive officers as listed in the Summary Compensation Table (the "Named Executive Officers") whose information was not provided under the heading "Election of Directors."

Common Stock Beneficially Owned and
Approximate Percentage of Class
as of February 23, 2005

Name	Shares (1)	Percent of Shares	Votes (1)	Percent of Votes
Akitoshi Kan	460,655	.1	3,863,839	.4
Joseph W. Smith, Jr.	365,547	.1	3,398,970	.3
All Directors and executive officers as a group (30 persons)	22,990,133	4.5	213,464,206	18.4

(1)   Includes options to purchase shares (and available votes), which are exercisable within 60 days, for Akitoshi Kan, 150,000 (1,050,000); Joseph W. Smith, Jr., 197,200 (1,747,000); and all Directors and executive officers as a group, 7,433,586 (60,570,441). Also includes shares (and available votes) of restricted stock awarded under the 2004 Long-Term Incentive Plan for Akitoshi Kan, 15,000 (15,000); Joseph W. Smith, Jr., 3,500 (3,500); and all Directors and executive officers as a group, 150,589 (150,589), which they have the right to vote, but may not transfer until the shares have vested three years from the date of grant if certain Company performance goals have been met.

BOARD AND COMMITTEE MEETINGS AND DIRECTORS' COMPENSATION

During 2004, the Board of Directors met six times, and all Directors attended more than 75% of the meetings of the Board and of the Board Committees on which they served.

THE AUDIT COMMITTEE

The Audit Committee, which met 12 times during 2004, has the following primary duties and responsibilities: (i) to oversee that management has maintained the reliability and integrity of the financial reporting process and systems of internal controls of the Company and its subsidiaries regarding finance, accounting, and legal matters; (ii) to issue annually the Audit Committee Report set forth below; (iii) to monitor the independence and performance of the Company's independent registered public accounting firm and the performance of the Company's internal auditing department; (iv) to assist Board oversight of the Company's compliance with legal and regulatory requirements; and (v) to provide an open avenue of communication between the independent registered public accounting firm, management, the internal auditing department, and the Board. The Audit Committee also pre-approves audit and non-audit services provided by the Company's independent registered public accounting firm. In addition, it is the responsibility of the Audit Committee to select, oversee, evaluate, determine funding for, and, where appropriate, replace or terminate the independent registered public accounting firm. At least annually, the Audit Committee reviews the services performed and the fees charged by the independent registered public accounting firm.

The independent registered public accounting firm has direct access to the Audit Committee and may discuss any matters that arise in connection with their audits, the maintenance of internal controls, and any other matters relating to the Company's financial affairs. The Audit Committee may authorize the independent registered public accounting firm to investigate any matters that the Audit Committee deems appropriate and may present its recommendations and conclusions to the Board.

AUDIT COMMITTEE REPORT

The Audit Committee of the Company's Board of Directors is composed of four directors, each of whom is independent as defined by the New York Stock Exchange ("NYSE") listing standards and SEC rules. The Board has determined that at least one member of the Audit Committee is an audit committee financial expert as defined by the SEC rules. Mr. Douglas W. Johnson, with 30 years as an auditor with Ernst & Young, 20 of those years as a partner, working primarily with the insurance industry segment, is the audit committee financial expert. The Audit Committee operates under a written charter adopted by the Board of Directors. Shareholders can access the Company's Audit Committee Charter via the Internet on the Aflac Web site at www.aflac.com under "Investor Relations."

Management has the primary responsibility for the Company's financial statements and the reporting process, including the system of internal controls. The Company's independent registered public accounting firm, KPMG LLP, is responsible for performing an independent audit of the Company's consolidated financial statements in conformity with the auditing standards of the Public Company Accounting Oversight Board (United States) and issuing a report thereon. The Audit Committee has general oversight responsibility to monitor and oversee these processes.

In connection with these responsibilities, the Audit Committee has met with management and KPMG LLP to review and discuss the Company's audited consolidated financial statements for the year ended December 31, 2004. The Audit Committee has also discussed with KPMG LLP the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees) and the NYSE. The Audit Committee has also received a written report from KPMG LLP regarding its independence and other matters. The Audit Committee has reviewed this report and such firm's work throughout the year in order to evaluate KPMG LLP's qualifications, performance, and independence.

Additionally, the Audit Committee has monitored the Company's progress in complying with Section 404 of the Sarbanes-Oxley Act of 2002 regarding the reporting related to and audit of internal control over financial reporting. This monitoring process has included regular reports and representations by financial management of the Company, the internal auditors, and by KPMG LLP. The Audit Committee has also reviewed the certifications of Company executive officers contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed with the SEC, as well as reports issued by KPMG LLP, included in the Company's Annual

Report on Form 10-K related to its audit of (i) the consolidated financial statements, (ii) management's assessment of the effectiveness of internal control over financial reporting, and (iii) the effectiveness of internal control over financial reporting.

Based upon the Audit Committee's discussions with management and KPMG LLP, as set forth above, and the Audit Committee's review of the representations of management and KPMG LLP, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2004, for filing with the SEC.


Audit Committee

Robert L. Wright, Chairman
Douglas W. Johnson (financial expert)
Charles B. Knapp
Marvin R. Schuster


THE CORPORATE GOVERNANCE COMMITTEE

The Company has a Corporate Governance Committee, the functions of which include: (i) selecting individuals qualified to serve as Directors of the Company; (ii) recommending to the Board Directors to serve on committees of the Board; (iii) advising the Board with respect to matters of Board composition and procedures; (iv) developing and recommending to the Board a set of corporate governance principles applicable to the Company; and (v) overseeing the evaluation of the Board and the Company's management.

The Corporate Governance Committee is governed by a charter, a current copy of which is available on the Aflac Web site at www.aflac.com under "Investor Relations." A copy of the charter is also available in print to shareholders upon request, addressed to Aflac Incorporated, Shareholder Services, 1932 Wynnton Road, Columbus, Georgia 31999.

The members of the Corporate Governance Committee are Marvin R. Schuster (Chairman), Barbara K. Rimer, Ph.D., and Glenn Vaughn, Jr. Mr. Schuster, Mr. Vaughn, and Dr. Rimer qualify as independent Directors under the NYSE listing standards. The Corporate Governance Committee met three times during 2004.

The Corporate Governance Committee will consider Director candidates recommended by shareholders. In considering candidates submitted by shareholders, the Corporate Governance Committee will take into consideration the needs of the Board and the qualifications of the candidate. The Corporate Governance Committee may also take into consideration the number of shares held by the recommending shareholder and the length of time that such shares have been held. To have a candidate considered by the Corporate Governance Committee, a shareholder must submit the recommendation in writing and must include: (i) the name of the shareholder and evidence of the person's ownership of Common Stock, including the number of shares owned and the length of time of ownership; and (ii) the name of the candidate, the candidate's resume or a listing of his or her qualifications to be a Director of the Company and the person's consent to be named as a Director if selected by the Corporate Governance Committee and nominated by the Board.

The shareholder recommendation and information described above must be sent to the Corporate Secretary at Aflac Incorporated, 1932 Wynnton Road, Columbus, Georgia 31999, and must be received by the Corporate Secretary not less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within 25 days before or after such anniversary date, notice by the shareholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made, whichever first occurs.

The Corporate Governance Committee believes that the minimum qualifications for serving as a Director of the Company are that a nominee demonstrate, by significant accomplishment in his or her field, an ability to make a meaningful contribution to the Board's oversight of the business and affairs of the Company and have an impeccable record and reputation for honest and ethical conduct in both his or her professional and personal activities. In addition, the Corporate Governance Committee examines a candidate's specific experiences and skills, time availability in light of other commitments, potential conflicts of interest and independence from management and the Company. The Corporate Governance Committee also seeks to have the Board represent a diversity of backgrounds, and experience.

The Corporate Governance Committee identifies potential nominees by asking current Directors and executive officers to notify the Committee if they become aware of persons, meeting the criteria described above, who have had a change in circumstances that might make them available to serve on the Board – for example, retirement as a chief executive officer or chief financial officer of a public company or exiting government or military service. The Corporate Governance Committee also, from time to time, may engage firms that specialize in identifying Director candidates. As described above, the Committee will also consider candidates recommended by shareholders.

Once a person has been identified by the Corporate Governance Committee as a potential candidate, the Committee may collect and review publicly available information regarding the person to assess whether the person should be considered further. If the Corporate Governance Committee determines that the candidate warrants further consideration, the Chairman or another member of the Committee contacts the person. Generally, if the person expresses a willingness to be considered and to serve on the Board, the Corporate Governance Committee requests information from the candidate, reviews the person's accomplishments and qualifications, including in light of any other candidates that the Committee might be considering, and conducts one or more interviews with the candidate. In certain instances, Committee members may contact one or more references provided by the candidate or may contact other members of the business community or other persons that may have greater first-hand knowledge of the candidate's accomplishments. The Committee's evaluation process does not vary based on whether or not a candidate is recommended by a shareholder, although, as stated above, the Board may take into consideration the number of shares held by the recommending shareholder and the length of time that such shares have been held.

In November 2004, Tohru Tonoike was selected by the Board of Directors to fill a vacancy on the Board. Mr. Tonoike was recommended to the Corporate Governance Committee for consideration by an executive officer other than the Chief Executive Officer. A new nominee to the Board, Mr. David Gary Thompson, was recommended to the Corporate Governance Committee for consideration by a member of senior management of the Company.

CODE OF ETHICS

The Company has a Code of Business Conduct, which is applicable to all employees of the Company including executive officers. The Code of Business Conduct includes a Code of Ethics for Chief Executive and Senior Financial Officers which sets forth standards applicable to all officers, directors and employees but has provisions specifically applicable to the Chief Executive Officer and Chief Financial Officer. The Code of Business Conduct is available on the Aflac Web site at www.aflac.com under "Investor Relations," or a copy may be obtained by written request submitted to the Corporate Secretary at Aflac Incorporated, 1932 Wynnton Road, Columbus, Georgia 31999. The Company intends to satisfy any disclosure requirements regarding amendments to, or waivers from, any provision of the Code of Business Conduct by posting such information on the Aflac Web site at www.aflac.com under "Investor Relations."

COMMUNICATIONS WITH DIRECTORS

Shareholders and interested parties may contact any member (or all members) of the Board by mail. To communicate with the Board of Directors, any individual Director or any group or committee of Directors (including non-management directors as a group), correspondence should be addressed to the Board of Directors or any such individual Director or group or committee of Directors by either name or title. All such correspondence should be sent "c/o Corporate Secretary" at Aflac Incorporated, 1932 Wynnton Road, Columbus, Georgia 31999.

All communications received as set forth in the preceding paragraph will be opened by the Corporate Secretary for the sole purpose of determining whether the contents represent a message to the Directors. Any contents that are not in the nature of advertising, promotions of a product or service, or patently offensive material will be forwarded promptly to the addressee. In the case of communications to the Board or any group or committee of Directors, the Secretary's office will make sufficient copies of the contents to send to each Director who is a member of the group or committee to which the envelope is addressed.

In addition, it is Company policy that each of the Directors attends the Annual Meeting. All of the Directors were in attendance at the 2004 Annual Meeting.

DIRECTOR INDEPENDENCE

The Board of Directors annually assesses each Director's independence. The Board has determined that with respect to Michael H. Armacost, Elizabeth J. Hudson, Douglas W. Johnson, Robert B. Johnson, Charles B. Knapp, Barbara K. Rimer, Marvin R. Schuster, Tohru Tonoike and Robert L. Wright, (i) none of such individuals is precluded from being an independent director under the NYSE listing standards and (ii) none of such individuals has a material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company), and that accordingly, each such individual is considered an "independent director" for purposes of the NYSE listing standards. The Board made its determination based on information furnished by all Directors regarding their relationships with the Company and research conducted by management.

Executive Sessions of Non-management Directors; Presiding Director

The non-management Directors meet at least annually in executive session without management present. The Board annually designates the presiding Director for such meetings. In 2004, Kenneth S. Janke Sr. presided at the meeting of the non-management Directors in executive session.

DIRECTORS' COMPENSATION

Directors who also serve as officers and employees of the Company or its subsidiaries are not entitled to compensation as Board members. All other Directors of the Company ("Non-employee Directors") receive $40,000 annually for service as such. A Director serving on one or more committees of the Company receives an additional $7,200 annually for that service. A Director serving on the Audit Committee receives an additional $7,200 annually for that service. Each Director also receives $2,000 for attendance at each meeting of the Board of Directors. In addition, the chairmen of the Compensation Committee, Audit Committee, and Corporate Governance Committee receive annual fees of $10,000, $12,000, and $7,500, respectively. During 2004, Dr. E. Stephen Purdom received $80,000 for providing consulting services to Aflac Japan.

Starting in 2004, at such time as any Non-employee Director first joins the Board of Directors, he or she shall be granted an award of nonqualified stock options, stock appreciation rights, restricted stock or a combination thereof with a value as determined by the Board of Directors not in excess of the value of a nonqualified stock option covering an aggregate of 10,000 shares of Common Stock. In the following calendar year, and for each year thereafter, each Non-employee Director may, at the discretion of the Board, receive nonqualified stock options, stock appreciation rights, restricted stock or a combination thereof with a value not in excess of the value of a nonqualified stock option covering an aggregate of 5,000 shares of Common Stock. If the Board grants stock options, it may permit Non-employee Directors to elect to receive restricted stock in lieu thereof. In 2004, all Non-employee Directors (other than those first elected to the Board in 2004) received nonqualified stock options covering 4,000 shares of Common Stock, except for two Non-employee Directors who elected to receive all or a portion of such stock option grant in the form of restricted stock. The exercise price for the stock options is the fair market value of the Common Stock on the date of grant. Options granted to each Non-employee Director become exercisable under the terms and conditions as determined by the Board of Directors at the date of grant. Grants of options made to Non-employee Directors in 2004 become exercisable in equal installments on each of the next four anniversaries of the date of the option and restricted stock awards issued in 2004 become vested on the fourth anniversary of the date of the award if the Non-employee Director continues to be a Director; provided, however, that upon cessation of service by reason of retirement, a Non-employee Director becomes immediately vested in all outstanding stock options and awards that have not yet expired.

Starting in 2005, Non-employee Directors may elect to have all or a portion of their Board annual retainer and/or meeting fees payable in the form of an award which may be nonqualified stock options, stock appreciation rights, restricted stock or a combination thereof as determined by the Board of Directors. As discussed above, starting in 2004, subject to approval of the Board of Directors, they may also elect to receive restricted stock instead of any annual stock option grant.

The Company maintains a retirement plan for Non-employee Directors who have attained age 55 and completed at least five years of service as a Non-employee Director. The annual benefit paid to a Non-employee Director upon retirement (or to his or her spouse in the event of death prior to retirement or prior to completion of payments under the plan) is equal to the Director's compensation in the 12 months preceding retirement, including retainer and regular Board member fees, but excluding committee fees, paid for a period of time equal to the number of completed years served as a Non-employee Director. Effective 2002, newly elected Non-employee Directors are not eligible for participation in this plan.

COMPENSATION COMMITTEE REPORT

This report on the compensation policies, components and decisions of the Company for 2004 with respect to the Company's executive officers is presented by the Compensation Committee of the Board of Directors, consisting of Robert B. Johnson, Chairman of the Compensation Committee, Mr. Robert L. Wright, and Mr. Glenn Vaughn Jr. All such members of the Compensation Committee are outside Directors as defined by Section 162(m) ("Section 162(m)") of the Internal Revenue Code of 1986, as amended ("Code"), and qualify as independent Directors under the NYSE listing standards. The responsibilities of the Compensation Committee include the following: to review at least annually the goals and objectives of the Company's executive compensation plans; to evaluate annually the performance of the Chief Executive Officer in light of such goals and objectives and set his compensation level based on this evaluation; and to evaluate annually the performance of the employee Directors of the Company in light of such goals and objectives and set their compensation levels based on this evaluation. The Compensation Committee determines all aspects of compensation for executive officers that are members of the Board, and for all other executive officers with respect to equity compensation, and under the Company's Management Incentive Plan with respect to all executive officers (as defined therein and including the Named Executive Officers). Other compensation decisions for executive officers are made by the Chief Executive Officer, Mr. Daniel P. Amos. The Compensation Committee met a total of four times over the past fiscal year.

Compensation Policies and Goals

The Company's goal is to retain, motivate, and reward management of the Company through its compensation policies and awards, while closely aligning their interests with those of the Company and its shareholders. With respect to the retention of management, the Company seeks to attract and retain the highest caliber of management by offering, in addition to other intangible non-monetary benefits, total compensation that is comparable to that offered by its competitors. The Company believes that it is also important to provide compensation components that accrue to the benefit of and provide security to its management over the long term, such as pension benefits, to promote the retention of management. To closely align the interests of management with that of the Company's shareholders and to motivate and reward individual initiative and effort, the Company seeks to promote performance-based compensation so that contribution to the Company as a whole, as well as the attainment of individual performance goals, is rewarded. Through the use of performance-based plans that reward attainment of division or Company goals, the Company seeks to foster an attitude of teamwork, and the use of tools like equity ownership is important to ensure that the efforts of management are consistent with the objectives of shareholders. A significant portion of future equity based compensation awards for the Named Executive Officers will require the achievement of performance goals as a condition to vesting. In addition, through the use of equity based compensation awards, the Company seeks to promote increased equity ownership by management in the Company.

Compensation Components

In 2004, the compensation of the executive officers of the Company consisted of a combination of salary, incentive bonuses, stock options, contributions to or accruals for benefit plans, and participation in various other plans, such as the Company's 401(k) plan, as well as medical and other personal benefits typically offered to executives at large corporations.

Salaries

In 2004, salaries for executive officers generally were increased at an average rate of 3.5% to reflect cost-of-living increase. The Committee considered the findings of reports prepared in 2004 (collectively, the "Consultant Report") for purposes of compensation evaluation by an independent compensation consultant (the "Consultant") as to the comparative performance of the Company. The Consultant had been retained by the Compensation Committee to evaluate the total compensation of the Company's most highly compensated executives, to critique the Company's executive compensation program in relation to data from other companies and to identify trends in executive compensation. The Consultant Report compared the Company with a peer group of 14 generally successful industry-related companies of relative size (generally one-fifth to three times the Company's revenue size) in the areas of assets and revenues, net income, premium income, earnings per share, return on average equity, return on average assets, and three-year total shareholder return, and found that the Company ranked sixth in composite performance for 2003, placing the Company between the top quartile and the median. The comparator insurance companies were identified to the Compensation Committee by the Consultant as appropriate comparators to the Company based on company size and the competitive structure within the insurance industry. The peer group includes certain members of the S&P Life and Health Insurance Index, which is one of the indices used in the Company's "Stock Performance Graph" (see page 17), but also includes a broader group of companies, including those historically viewed by the Company as its most direct competitors.

2003 was the first time the Company was not ranked in the top quartile. The Consultant Report presented several reasons for this. One reason was that the Company had an outstanding 2002 when many of its peers had weak performance, thus the Company was challenged to better its 2002 results by as much as those peers rebounding from a poor 2002. In addition, each year the yen to dollar translation impact is removed from the analysis. Usually the performance rank impact is nominal. However, for 2003, it lowered the Company's rank.

With respect to Mr. Amos, he had essentially had no salary increase since 1994, the year following the passage of Section 162(m) limiting deductibility of annual salaries exceeding $1 million. Based on the recommendation of the Consultant Report, the Compensation Committee determined to increase his annual salary for 2004 over the $1 million level. Mr. Amos' annual salary was increased from $1 million to $1.2 million with $200,000 of said salary being deferred until Mr. Amos' retirement in order for the Company to continue to qualify for the Section 162(m) deductibility. Mr. Cloninger's salary was increased by 3.5%, Mr. Matsui's salary was increased by 3.5%, Mr. Kan's salary was increased by 8.1%, and Mr. Smith's salary was increased by 3.6%.

Bonuses

Under the Company's Management Incentive Plan for 2004, target cash bonuses in an amount equal to 15% to 175% of salary, with respect to the Company and its subsidiaries' executive officers generally, and with respect to the Named Executive Officers, pursuant to their employment agreements, are paid on the basis of the attainment of target annual performance goals for the Company and goals based on individual performance. However, none of the Named Executive Officers participating in the Plan, have goals based on individual performance. In the event that specified performance goals are achieved, participants may receive awards above the target amounts. Mr. Amos may earn up to 275% (215%, 171%, 150%, and 126% respectively, for Messrs. Cloninger, Matsui, Kan, and Smith) of salary as a cash bonus. The establishment of the percentage of salary that such bonus may constitute upon the attainment of target goals was based on the recognition by the Compensation Committee that the bonus goals are set very aggressively, that such performance-based compensation should account for a substantial proportion of the total compensation for participating executives of the Company.

The performance goals are established on the basis of recommendations by management, and the awards, if attained, are paid in the following year. With respect to 2004, the Compensation Committee established Company performance goals for executive officers, including the Chief Executive Officer, based on, among other things, operating earnings per share (excluding effects of currency fluctuations), premium income, increases in new sales, operating expense controls, pretax operating earnings, and, in the case of most officers other than Executive Officers, goals based on individual performance. In connection with compliance with Section 162(m), the Compensation Committee deemed it appropriate that the bonus components of the Named Executive Officers were based on objective Company performance goals rather than more subjective goals based on individual performance. With respect to each of the Named Executive Officers, the percentage of his target award attributed to the earnings-per-share goal, was 43% for Mr. Amos, 46% for Mr. Cloninger, 50% for Mr. Kan, 20% for Mr. Smith, and 10% for Mr. Matsui, while the other Company performance goals accounted for the remainder of each of their total possible award in varying increments. With respect to each Company performance goal, a minimum, target, and maximum performance level is specified, the attainment of which determines the amount paid with respect to each performance goal, except for the earnings-per-share goal, under which benefits are paid at one specified level, but only if target performance is attained or exceeded. The bonus percentage is increased, subject to a specified maximum percentage, or decreased to the extent the Company performance levels vary from target levels. Payment on attainment of any particular performance goal may occur independently of (i.e., is not contingent upon) attainment of any other performance goal. The Consultant noted that with respect to bonuses earned in 2004 and 2003, the Plan accomplished its intended result, since the Company's U.S. officers received a significant decrease in their bonuses due to the failure to meet U.S. sales goals established for 2004 and 2003. Similarly, bonuses earned by the Company's Japan officers were lower in 2004 due to the failure to meet sales goals in 2004, but higher in 2003 due to the strong sales performance of Aflac Japan in 2003. Messrs. Amos, Cloninger, Matsui, Kan, and Smith achieved bonus levels over the target bonus levels but below maximum bonus levels, reflecting the fact that Company performance levels generally exceeded target levels.

Other Benefits and Actions

The Compensation Committee recommended to the Board of Directors that the 2004 Aflac Incorporated Long-Term Incentive Plan be approved, and submitted to the shareholders for their approval at the Annual Shareholders' Meeting in May 2004. The Plan was so approved at such Annual Meeting. The Company maintains (i) its 1985 Stock Option Plan and 1997 Stock Option Plan pursuant to which officers and other employees have been and may be granted options to purchase Common Stock; (ii) its 2004 Long-Term Incentive Plan pursuant to which officers and other employees have been and may be granted restricted stock, restricted stock units, stock appreciation rights or options to purchase Common Stock; (iii) its Retirement Plan for senior officers (the "Retirement Plan"), which provides lifetime retirement and medical benefits to plan participants; (iv) its Executive Deferred Compensation Plan, a non-qualified contributory benefit plan for officers; and (v) its Supplemental Executive Retirement Plan (the "SERP") for certain key executives of the Company and certain subsidiaries who do not participate in the Retirement Plan. Certain Named Executive Officers are participants in the Retirement Plan or in the SERP, but not both. The executive officers of the Company may also participate in the Company's qualified nondiscriminatory 401(k) plan and a qualified noncontributory defined benefit pension plan covering substantially all employees.

In its evaluation of executive compensation, the Consultant Report recommended that Mr. Daniel Amos should receive stock options at a level which will deliver total direct compensation approximately at the sixth highest among the 14 companies. Based on the recommendation of the Consultant Report, the Compensation Committee in 2004 made two stock option grants to Mr. Amos exercisable for a total of 477,231 shares under the 1997 Stock Option Plan, which is substantially below the 988,692 stock options he received in 2003 when the Company's performance rank was second. The award to Mr. Amos reflects the finding in the Consultant Report that the total direct compensation levels for Mr. Amos should be approximately at the 64th percentile for compensation for peer companies, in keeping with the Company's performance success. Grants of stock options exercisable for 100,000, 50,000, and 10,000 shares were also made to Messrs. Cloninger, Kan, and Smith, respectively. All option grants were made with an exercise price equal to fair market value on the dates of grant.

The Compensation Committee believes that the executive compensation policies serve the best interests of the shareholders and the Company. The bonus and stock option components of compensation for Company executives are intended to be directly related to and commensurate with the Company's performance.

In connection with making decisions on executive compensation, the Compensation Committee will take into account, as one of the factors which it considers, the provisions of Section 162(m), which limits the deductibility by the Company for federal income tax purposes of certain categories of compensation in excess of $1 million paid to certain executive officers. The Compensation Committee may determine to authorize compensation arrangements that exceed the $1 million deductibility cap imposed by Section 162(m) as it did with respect to Mr. Amos, although it deferred the amount in excess of $1 million until his retirement. The 1985 and 1997 Stock Option Plans, the 2004 Long-Term Incentive Plan and the Management Incentive Plan presently conform to the requirements of Section 162(m) so that stock option grants, Long-Term Incentive Plan awards and Management Incentive Plan awards are generally performance-based and not subject to the deduction limitation contained in Section 162(m).

<u>Compensation Committee</u>

Robert B. Johnson, Chairman
Glenn Vaughn Jr.
Robert L. Wright

SUMMARY COMPENSATION TABLE

| Name and Principal Position | Year | Annual Compensation | | | Long-Term Compensation Awards | | | All Other Compensation ($)(3) |
| | | Salary ($) | Bonus ($)(1) | Other Annual Compensation ($)(2) | Awards | | Payouts | |
					Restricted Stock Award(s) ($)	Securities Underlying Options (#)	LTIP Payouts ($)	
Daniel P. Amos	2004	1,200,000	2,196,000	138,122	-0-	477,231	-0-	7,392
Chairman and CEO	2003	995,000	2,170,593	141,755	-0-	988,692	-0-	7,242
	2002	995,000	2,759,633	144,822	-0-	918,745	-0-	6,742
Kriss Cloninger III	2004	740,890	1,118,744	62,550	-0-	100,000	-0-	8,472
President, CFO, and	2003	715,825	1,222,630	77,262	-0-	100,000	-0-	8,322
Treasurer	2002	685,000	1,476,860	-	-0-	150,000	-0-	8,322
Hidefumi Matsui	2004	556,808	549,236	-0-	-0-	-0-	-0-	9,284
Chairman, Aflac Japan	2003	502,285	899,042	-0-	-0-	-0-	-0-	8,633
	2002	453,331	854,782	-0-	-0-	50,000	-0-	8,095
Akitoshi Kan	2004	432,500	448,200	13,015	-0-	50,000	-0-	8,472
Chairman,	2003	400,000	397,600	6,350	-0-	50,000	-0-	8,322
Aflac International,	2002	375,000	551,250	6,350	-0-	50,000	-0-	6,742
Executive Vice President								
and Chief Operating								
Officer, Aflac Japan								
Joseph W. Smith, Jr.	2004	425,000	432,034	7,470	-0-	10,000	-0-	6,192
Sr. Vice President,	2003	410,000	287,000	9,785	-0-	10,000	-0-	7,098
Chief Investment Officer	2002	390,000	462,150	12,835	-0-	-0-	-0-	5,782

(1) Includes for all Named Executive Officers, cash bonuses paid in 2003, 2004, and 2005 under the Management Incentive Plan.

(2) Includes financial consulting services of $95,355, $91,444, and $80,878 in 2004, 2003, and 2002 for Mr. Daniel P. Amos. Effective with the 2001 Annual Meeting, Directors who are also officers of the Company are not compensated for Board service. Includes aircraft expenses of $50,848 and $68,817 in 2004 and 2003 for Mr. Kriss Cloninger III.

(3) Includes premiums paid in 2004 for term life insurance in the amount of $1,242, $2,322, $9,284, $2,322, and $42 for Mr. Daniel P. Amos, Mr. Kriss Cloninger III, Mr. Hidefumi Matsui, Mr. Akitoshi Kan, and Mr. Joseph W. Smith, Jr., respectively, and Company-matching contributions to the 401(k) retirement plan in the amount of $6,150 for each of Mr. Daniel P. Amos, Mr. Kriss Cloninger III, Mr. Akitoshi Kan, and Mr. Joseph W. Smith, Jr. Includes premiums paid in 2003 for term life insurance in the amount of $1,242, $2,322, $8,632, $2,322, and $1,098 for Mr. Daniel P. Amos, Mr. Kriss Cloninger III, Mr. Hidefumi Matsui, Mr. Akitoshi Kan, and Mr. Joseph W. Smith, Jr., respectively, and Company-matching contributions to the 401(k) retirement plan in the amount of $6,000 each for Mr. Daniel P. Amos, Mr. Kriss Cloninger III, Mr. Akitoshi Kan, and Mr. Joseph W. Smith, Jr. Includes premiums paid in 2002 for term life insurance in the amount of $1,242, $2,322, $8,095, $1,242, and $282 for Mr. Daniel P. Amos, Mr. Kriss Cloninger III, Mr. Hidefumi Matsui, Mr. Akitoshi Kan, and Mr. Joseph W. Smith, Jr., respectively, and Company-matching contributions to the 401(k) retirement plan in the amount of $5,500 each for Mr. Daniel P. Amos, Mr. Akitoshi Kan, Mr. Joseph W. Smith, Jr., and $6,000 for Mr. Kriss Cloninger III.

STOCK PERFORMANCE GRAPH

The following graph compares the five-year performance of the Company's Common Stock to the Standard & Poor's 500 Index (S&P 500) and the Standard & Poor's Life and Health Insurance Index (S&P Life and Health). The Standard & Poor's Life and Health Insurance Index includes: Aflac Incorporated, Jefferson-Pilot Corporation, Lincoln National Corporation, Metlife Inc., Prudential Financial, Inc., Torchmark Corporation, and UnumProvident Corporation. The graph assumes that the value of the investment in the Company's Common Stock and each index was $100 at December 31, 1999, and that all dividends were reinvested.



COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
Among Aflac Incorporated, S&P 500 Index and the S&P Insurance (Life/Health) Index

Performance Graph Index
DECEMBER 31

	1999	2000	2001	2002	2003	2004
Aflac Incorporated	100	154	105	130	158	176
S&P 500	100	91	80	62	80	86
S&P Life and Health	100	114	105	88	112	128

(All performance data provided by Research Data Group, Inc., San Francisco, CA 94107)

RETIREMENT PLANS FOR KEY EXECUTIVES

Participants in the Retirement Plan receive full compensation for the first 12 months after retirement. Thereafter, the participants may elect to receive annual lifetime retirement benefits equal to 60% of their final compensation, or 54% of such compensation with 50% of such amount to be paid to their spouses for a specified period after death of the participant. Final compensation is deemed to be the higher of (i) the compensation paid during the last 12 months of active employment with the Company or (ii) the highest compensation received in any calendar year of the last three years preceding the date of retirement. Compensation under this plan is defined to be base salary plus bonus. All benefits are subject to annual cost-of-living increases as the Compensation Committee may approve. Retired participants and their spouses are also entitled to receive full medical expense benefits for their lifetimes. The benefits payable under the plan are not subject to Social Security or defined benefit pension plan offsets.

Generally, no benefits are payable until the participant accumulates 10 years credited service at age 60 or 20 years credited service. Reduced benefits may be paid to a participant who retires (other than for disability) before age 65 with less than 20 years credited service.

Mr. Daniel P. Amos is covered by this plan and has 31 years credited service.

Retirement Plan for Senior Officers Table
(all $ in thousands)
Years of Service

Compensation	20	25	30	35
$ 500	$ 300	$ 300	$ 300	$ 300
1,000	600	600	600	600
1,500	900	900	900	900
2,000	1,200	1,200	1,200	1,200
2,500	1,500	1,500	1,500	1,500
3,000	1,800	1,800	1,800	1,800
3,500	2,100	2,100	2,100	2,100
4,000	2,400	2,400	2,400	2,400

The Company maintains the SERP for certain key executives of the Company and its subsidiaries who do not participate in the Retirement Plan. Participation in the SERP is limited to key employees of the Company (and its subsidiaries) designated by the Board of Directors of the Company from time to time. Participants generally must be employed with the Company or a subsidiary at age 55, and with respect to participants who began participating in the SERP after August 11, 1992, must also complete at least 15 years of employment with the Company or a subsidiary and participate in the SERP for at least 5 years to be eligible to receive benefits under the SERP. In the case of certain participants who terminate employment before age 55 but who continue to provide services to the Company pursuant to a consulting agreement, the Chief Executive Officer may, in his or her discretion, cause service during such consulting period to be credited for benefits eligibility (but not benefit accrual) purposes. The SERP includes a three-tiered benefit formula that provides for a 40% benefit upon retirement between the ages of 55 and 59, a 50% benefit upon retirement between the ages of 60 and 64, and a 60% benefit upon retirement for ages 65 and over. A reduced 30% benefit is available to participants with at least 15 years of service who terminate employment prior to age 55. The benefit formula computes benefits using the average of annual compensation for the three consecutive calendar years out of the final 10 consecutive calendar years of employment that yields the highest average. Average compensation is calculated using "Annual Compensation," which is defined to include both base salary and bonuses for a calendar year. Under the terms of the plan, all benefit calculations are subject to offset for amounts paid under the Company's qualified defined benefit pension plan.

Benefits are generally payable in the form of an annuity for the life of the participant. However, a participant may elect a joint and survivor annuity pursuant to which he or she will receive reduced benefits during his or her lifetime and, after his or her death, his or her surviving spouse will receive a monthly benefit equal to 50% of the amount that had been paid to the participant. No benefits are payable to a participant whose employment is terminated before age 55, except as previously described and for certain terminations following a "change in control." If a participant dies after age 55 but before benefits are paid under the plan, his or her spouse will receive a death benefit equal to 50% of the benefits that the participant would have been entitled to receive had he or she retired on the day preceding the date of his or her death. If a participant's employment is terminated for "cause," he or she immediately forfeits all rights and entitlements under the plan. The benefits payable under the plan are not subject to Social Security offset. See "Employment Agreements and Termination of Employment Arrangements" for additional information regarding the SERP.

Messrs. Kriss Cloninger III, Akitoshi Kan, and Joseph W. Smith, Jr. participate in the SERP. The estimated annual benefit payable upon a retirement age of 58 for Mr. Cloninger is $672,562; at a retirement age of 57 for Mr. Kan is $277,418; and at a retirement age of 55 for Mr. Smith is $299,570.

DEFINED BENEFIT PENSION PLAN

The Company has a tax-qualified noncontributory defined benefit pension plan covering substantially all U.S. employees who satisfy the eligibility requirements. Benefits are calculated in accordance with the following formula: 1% of average monthly compensation times years of credited service not in excess of 25 years, plus .5% of average monthly compensation times years of credited service in excess of 25 years. Participants are eligible to receive normal retirement benefits upon attaining their normal retirement age of 65. Participants with 15 years of credited service are eligible to receive reduced normal retirement benefits upon reaching their early retirement age of 55. A participant can be eligible for full normal retirement benefits when the participant's years of credited service plus attained age equals or exceeds 80. For purposes of the plan, average monthly compensation is deemed to be the participant's highest average compensation during any 5 consecutive years of service within the 10 consecutive plan years of service immediately preceding retirement. Compensation generally means salaries and annual incentive bonuses. The benefits payable under the plan as amended and restated are not subject to adjustment for Social Security benefits or other offsets. The benefits payable under the plan may be paid monthly over the life of the participant (with joint and survivor options available at reduced rates). The maximum retirement benefit is limited in accordance with Section 415 of the Code to $165,000 for 2004 ($170,000 for 2005). The maximum compensation that may be taken into account in the calculation of retirement benefits is limited in accordance with Section 401(a)(17) of the Code to $205,000 for 2004 ($210,000 for 2005). These limitation amounts for future years will be indexed for cost-of-living adjustments, but only increase when a new $5,000 increment is reached. The following table reflects annual benefits as determined by the above formula.

Defined Benefit Pension Plan Table

| | Years of Service | | | | |
Compensation	15	20	25	30	35
$ 25,000	$ 3,750	$ 5,000	$ 6,250	$ 6,875	$ 7,500
50,000	7,500	10,000	12,500	13,750	15,000
75,000	11,250	15,000	18,750	20,625	22,500
100,000	15,000	20,000	25,000	27,500	30,000
125,000	18,750	25,000	31,250	34,375	37,500
150,000	22,500	30,000	37,500	41,250	45,000
175,000	26,250	35,000	43,750	48,125	52,500
200,000	30,000	40,000	50,000	55,000	60,000
210,000	31,500	42,000	52,500	67,750	63,000

Mr. Daniel P. Amos, Mr. Kriss Cloninger III, Mr. Akitoshi Kan, and Mr. Joseph W. Smith, Jr. have 31 years, 13 years, 24 years, and 19 years, respectively, of credited service in the plan.

Mr. Matsui has waived his rights to participate in the Company's pension plans and instead, will receive retirement benefits pursuant to the terms of his employment agreement.

EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT ARRANGEMENTS

On August 1, 1993, the Company entered into an employment agreement with Mr. Daniel P. Amos which provided for a three-year term commencing August 1, 1993, with automatic extensions of one-year periods to the term of the agreement occurring on an annual basis beginning August 1, 1994, unless written notice of termination is given prior to such annual extensions. Mr. Amos' annual base salary in 2004 was $1,200,000. Pursuant to the employment agreement, his base salary shall be increased annually as determined by the Compensation Committee.

The agreement provides that Mr. Amos (referred to hereafter as the "Executive") will continue to participate in the Management Incentive Plan and the Retirement Plan, and will participate in all other fringe benefit plans applicable to employees generally or provided to senior executives of the Company, but not the SERP. The Executive may receive other benefits as determined from time to time by the Compensation Committee.

Pursuant to the agreement, the Company remains obligated to continue compensation and benefits to the Executive for the scheduled term of the agreement if the employment of the Executive is terminated by the Company without "good cause." If the Executive's employment is terminated by the Company for "good cause," or by the Executive without "good reason," the Company is generally obligated to pay compensation and benefits only to the date of termination (except that the Executive is entitled to benefits under the Retirement Plan if the termination is not for "good cause"). "Good cause" generally means (i) the willful failure by the Executive to substantially perform his management duties for more than 60 days, (ii) intentional conduct by the Executive causing substantial injury to the Company, or (iii) the conviction or plea of guilty by the Executive of a felony crime involving moral turpitude. "Good reason" is defined to include a breach of the agreement, a diminution or change in the Executive's title, duties or authority, or a relocation of the Company's principal offices. Upon voluntary termination without "good reason" or termination by the Company for "good cause," the Executive is prohibited for a two-year period from directly or indirectly competing with the Company.

The agreement provides that compensation and benefits continue for certain specified periods in the event that the Executive becomes totally disabled. Upon the death of the Executive, his estate is to be paid an amount, payable over a three-year period, equal to the Executive's base salary and any bonus actually paid during the last three years of his life.

Upon a "change in control" of the Company, the agreement is extended for an additional three-year period. If, following a change in control, the Executive's employment with the Company is terminated by the Company without "good cause," or by the Executive for "good reason," the Company must pay to the Executive, among other payments but in lieu of any further salary payments subsequent to the date of termination, a lump-sum severance payment equal to three times the sum of the Executive's base salary and bonus under the Management Incentive Plan (as paid during periods specified in the agreement).

A "change in control" is generally deemed to occur when (i) a person or group acquires beneficial ownership of 30% or more of the Common Stock; (ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board cease for any reason to constitute a majority of the Board; or (iii) the shareholders approve a liquidation or sale of substantially all of the assets of the Company or certain merger and consolidation transactions.

Pursuant to an employment agreement between the Company and Mr. Kriss Cloninger III, as amended, Mr. Cloninger is employed as President and Chief Financial Officer of the Company. The term of the agreement is subject to automatic two-year extensions on an annual basis beginning March 16, 1994, unless written notice that such extension will not occur is given prior to such annual date by either party. Mr. Cloninger's annual base salary in 2004 was $740,890. His employment agreement provides that his base salary shall be increased annually during the term of the agreement and any extensions thereof, as determined by the Compensation Committee. The Company shall also pay Mr. Cloninger, as performance bonus compensation, an amount each year under the Company's Management Incentive Plan.

Mr. Cloninger is eligible to participate in all fringe benefit programs applicable to employees generally, and shall receive such other "fringe" or employee benefits as are provided to key executive employees of the Company and that are appropriate to his responsibilities as President and Chief Financial Officer.

Other material terms of Mr. Cloninger's employment agreement relating to termination, disability, death, and changes in control of the Company are substantially similar to such provisions in Mr. Daniel P. Amos' employment agreement, as described above.

Under Mr. Kriss Cloninger III's employment agreement, he is a participant in the SERP but not the Retirement Plan. Under the SERP, as amended, in the event that a participant's employment with the Company is terminated within two years of a "change in control" of the Company other than for death, disability or cause, or a participant terminates his employment during such period for "good reason," the participant becomes 100% vested in his retirement benefits and is entitled to receive a lump-sum amount equal to the actuarial equivalent of the annual retirement benefit to which he would have been entitled had he remained in the employ of the Company until (i) age 55 (in the case of a participant who is not yet 55); (ii) age 60 (in the case of a participant who is at least 55, but not yet 60); or (iii) age 65 (in the case of a participant who is at least 60, but not yet 65), as the case may be. A "change in control" shall generally occur under the same circumstances described as a "change in control" in Mr. Daniel P. Amos' employment agreement. "Cause" shall mean generally (i) the participant's willful failure to substantially perform his duties with the Company (other than that resulting from illness or after a participant gives notice of termination of employment for "good reason") after a written demand for substantial performance is delivered to the participant by the Board or (ii) the willful engaging by the participant in materially injurious conduct to the Company. "Good reason" is defined to include various adverse changes in employment status, duties and/or compensation and benefits following a "change in control." Benefits may be reduced to the extent that they are not deductible by the Company for income tax purposes.

Mr. Hidefumi Matsui, Chairman of Aflac Japan, also has an employment agreement. Mr. Matsui's annual base salary in 2004 was $556,808. Pursuant to the agreement, Mr. Matsui will be considered for salary increases in the same manner and time as the senior executive officers of Aflac. Mr. Matsui participates in the Management Incentive Plan and, in the addition, is eligible to receive stock options in the same manner as selected key employees and Directors.

Mr. Matsui's employment agreement provides for the retirement benefits described below and he waived his right to participate in the SERP and the Retirement Plan. Mr. Matsui is eligible for retirement benefits as follows: at age 65, mandatory retirement at 65% of base salary on the day before retirement; from age 55 to age 65, voluntary retirement at 50% of base salary on the day before retirement. All retirement benefits paid above shall be subject to annual cost-of-living type increases proportionate to any such compensation increases granted each year to the most senior officers of Aflac Japan, or, at the option of Aflac, by any alternate reasonable index of cost-of-living increases. Mr. Matsui has agreed not to engage in any activity competitive with Aflac while any benefits (including retirement benefits) are being paid to him by Aflac.

Mr. Akitoshi Kan, Chairman of Aflac International, has an employment agreement with the Company, as amended, pursuant to which Mr. Kan is also Executive Vice President and Chief Operating Officer of Aflac Japan. The agreement provides for a three-year term commencing April 1, 2001, with automatic extensions of one-year periods to the term of the agreement occurring on an annual basis beginning April 1, 2002 unless written notice of termination is given prior to such annual extension date by either party. Mr. Kan's annual base salary in 2004 was $432,500. His employment agreement provides that his base salary may be increased annually during the term of the agreement and any extensions thereof. Mr. Kan is also eligible to participate in the Company's Management Incentive Plan.

Mr. Kan is eligible to participate in all fringe benefit programs applicable to employees generally, and shall receive such other "fringe" or employee benefits as are provided to key executive employees of the Company and that are appropriate to his responsibilities as Executive Vice President, Chief Operating Officer, Aflac Japan.

Other material terms of Mr. Kan's employment agreement relating to termination, disability, death, and changes in control of the Company are substantially similar to such provisions in Mr. Daniel P. Amos' employment agreement, as described above, except that Mr. Kan is a participant in the SERP and not the Retirement Plan.

Pursuant to an employment agreement between the Company and Mr. Joseph W. Smith, Jr., Mr. Smith is employed as Senior Vice President, Chief Investment Officer of the Company. The term of the agreement which provided for a three-year term commencing January 1, 1998, with automatic extensions of one-year periods to the term of the agreement occurring on an annual basis beginning January 1, 1999 unless written notice of termination is given prior to such annual extension date by either party. Mr. Smith's annual base salary in 2004 was $425,000. His employment agreement provides that his base salary may be increased annually during the term of the agreement and any extensions thereof. Mr. Smith is also eligible to participate in the Company's Management Incentive Plan.

Mr. Smith is eligible to participate in all fringe benefit programs applicable to employees generally, and shall receive such other "fringe" or employee benefits as are provided to key executive employees of the Company and that are appropriate to his responsibilities as Senior Vice President and Chief Investment Officer of the Company.

Other material terms of Mr. Smith's employment agreement relating to termination, disability, death, and changes in control of the Company are substantially similar to such provisions in Mr. Daniel P. Amos' employment agreement, as described above, except that Mr. Smith is a participant in the SERP and not the Retirement Plan.

OPTION GRANTS IN 2004

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (1)	
Name	Number of Securities Underlying Options Granted (#)	Percent of Options Granted to Employees in 2004	Exercise or Base Price ($/Sh)	Expiration Date	5%($)	10%($)
Stock Appreciation for All Shareholders (1)	N/A	N/A	N/A	N/A	11,890,823,721	30,133,308,163
Daniel P. Amos, CEO (2)	221,349	8.1	40.4250	02/10/14	5,627,798	14,260,409
	255,882	9.3	38.3200	08/10/14	6,166,756	15,626,714
Kriss Cloninger III (2)	100,000	3.6	38.3200	08/10/14	2,410,000	6,107,000
Hidefumi Matsui (2)	-0-					
Akitoshi Kan (2)	50,000	1.8	38.3200	08/10/14	1,205,000	3,053,500
Joseph W. Smith, Jr. (2)	10,000	0.4	38.3200	08/10/14	241,000	610,700

(1) The assumed annual rates of stock price appreciation (shown at the assumed rates of 5% and 10% for the option term of 10 years, as required by the SEC) are compounded annually and therefore are shown at the compound appreciation rates of 63% and 159%, respectively.

(2) The option grant of 221,349 shares for Mr. Daniel P. Amos vests in thirds with one-third vesting immediately on February 10, 2004, the date of the option, and an additional one-third on each of the following two anniversary dates of the option grant. The option grant of 255,882 shares for Mr. Daniel P. Amos and the grants of the other Named Executive Officers vest in thirds with one-third vesting on each of the three following anniversary dates of the option grant date of August 10, 2004.

AGGREGATED OPTION EXERCISES IN 2004 AND OPTION VALUES AS OF DECEMBER 31, 2004

Name	Shares Acquired on Exercise(#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at 12-31-04(#)		Value of Unexercised In-the-Money Options at 12-31-04($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Daniel P. Amos, CEO	163,000	5,016,423	3,838,531	2,310,885	73,065,697	20,545,492
Kriss Cloninger III	110,000	3,632,563	754,112	350,000	16,312,128	2,379,250
Hidefumi Matsui	-0-	-0-	450,000	50,000	11,258,975	463,250
Akitoshi Kan	-0-	-0-	150,000	150,000	2,477,000	958,000
Joseph W. Smith, Jr.	19,508	613,022	226,134	20,000	5,284,965	98,950

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During the fiscal year ended December 31, 2004, the members of the Company's Compensation Committee were Robert B. Johnson (Chairman), Glenn Vaughn Jr., and Robert L. Wright. None of the members of the Compensation Committee is an employee or former employee of the Company or any of its subsidiaries.

CERTAIN TRANSACTIONS AND RELATIONSHIPS

Information is provided with respect to executive officers, Directors, Director nominees and/or members of their immediate families who were indebted to the Company or its subsidiaries, at any time since January 1, 2004, in excess of $60,000, as follows:

Name	Largest Aggregate Amount Outstanding Since January 1, 2004 ($)	Nature of Indebtedness (2)	Rate of Interest	Amount Outstanding as of January 31, 2005 ($)
Kermitt Cox (1)	94,725	Stock Option Note	4.50%	59,550

(1) Kermitt Cox was an executive officer of one of the Company's subsidiaries during 2004.
(2) Collateralized note accepted by the Company in payment of stock option exercised.

John Shelby Amos II, a Director of the Company, has been associated with Aflac since 1973 and presently serves as Alabama/West Florida State Sales Coordinator. In 2004, he earned renewal and first-year commissions before expenses of $2,355,797. For services rendered in 2004, $262,519 was paid by Aflac to Paul S. Amos II, the son of Daniel P. Amos who served as North Georgia Co-State Sales Coordinator. This amount was earned as renewal, and first-year commissions before expenses. In 2004, $155,367 was paid by Aflac to a corporation of which Maria Theresa Land, the sister of John Shelby Amos II, is the sole shareholder. This amount was earned as renewal commissions before expenses by W. Donald Land, the deceased husband of Maria Theresa Land, who served as Florida State Sales Coordinator with Aflac from 1975 until May 1990. State Sales Coordinators are not salaried employees but are compensated on a commission basis and are required to pay their own expenses, including travel, office expenses, incentives for District and Regional Sales Coordinators and Associates in their states, and recruiting and training costs. The compensation arrangements with John Shelby Amos II, Paul S. Amos II, and W. Donald Land were no more favorable when contracted, than those of other State Sales Coordinators. With respect to Paul S. Amos II, his first-year and renewal commission rates (1% and .2%, respectively), were significantly below other State Sales Coordinators' commission rates (approximately 5.0% and 1.0%, respectively). Effective January 1, 2005, Mr. Paul S. Amos II was appointed Executive Vice President, Aflac U.S. Operations.

In 2004, $151,108 was paid by Aflac to John William Amos, the son of John Shelby Amos II. This amount was earned as renewal and first-year commissions before expenses. John William Amos serves as an Alabama District Sales Coordinator. In 2004, $214,215 was paid by Aflac to Joe Frank Harris Jr., the son of Joe Frank Harris. This amount was earned as renewal and first-year commissions before expenses. Joe Frank Harris Jr. serves as a Georgia District Sales Coordinator. District Sales Coordinators are not salaried employees but are compensated on a commission basis and are required to pay their own expenses. The compensation arrangement with John William Amos and Joe Frank Harris Jr. is the same as with other District Sales Coordinators.

In 2004, $97,490 was paid by Aflac to Michael S. Kirkland, the son of Ronald E. Kirkland, an executive officer of Aflac. Michael Kirkland serves as a Missouri Regional Sales Coordinator. This amount was earned as renewal and first-year commissions before expenses. Regional Sales Coordinators are not salaried employees but are compensated on a commission basis and are required to pay their own expenses, including travel, office expenses, incentives for District Coordinators and Associates in their states, and recruiting and training costs. The compensation arrangement with Michael S. Kirkland is similar, when contracted, to those of other Regional Sales Coordinators.

For services rendered in 2004, $632,318 in salary and bonus was paid by the Company to Ms. Kathelen V. Spencer, then Executive Vice President, Deputy Legal Counsel and Director of Corporate Communications. In addition, Ms. Spencer received such employee benefits and other compensation (including awards of stock options) as were made available to key executive employees of the Company generally. Ms. Spencer retired from the Company on January 1, 2005 and is now the spouse of Daniel Amos. In connection with her retirement, Ms. Spencer will receive a severance payment of $632,318. The basis for calculating this severance payment was less favorable than severance arrangements that had been granted to other executive officers of the Company in the past. In addition, upon her retirement, Ms. Spencer forfeited two stock options that were not vested as of her date of retirement. The embedded gain in these forfeited stock options at the closing price of the Company's Common Stock on December 31, 2004 was $524,750. Ms. Spencer's severance package was approved by the Compensation Committee of the Board of Directors in recognition of her 20 years of service to the Company. For services rendered in 2004, $284,800 in salary and bonus was paid by the Company to Kenneth S. Janke Jr., the son of Kenneth S. Janke Sr. Mr. Janke Jr. serves as Senior Vice President, Investor Relations. In addition, he received such employee benefits and other compensation (including awards of stock options) as were made available to senior management of the Company generally. Joey M. Loudermilk is the Executive Vice President, General Counsel and Corporate Secretary of the Company. In 2004, Joey Loudermilk's sister, Melissa L. Tucker, brother-in-law, James M. Tucker, Jr., and son, Matthew Loudermilk were each employees of Aflac and each received less than $60,000 in salary and bonus. All of these employees also participated in all fringe benefit programs available to employees generally.

The following table provides information with respect to compensation plans under which our equity securities are authorized for issuance to employees or Non-employee Directors, as of December 31, 2004.

Equity Compensation Plan Information

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column (a) (c)
Equity Compensation Plans Approved by Shareholders	22,087,458	$23.86	29,077,118
Equity Compensation Plans Not Approved by Shareholders	-0-	-0-	-0-
Total	22,087,458	$23.86	29,077,118

2. RATIFICATION OF APPOINTMENT
OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In February 2005, the Audit Committee voted to appoint KPMG LLP, an independent registered public accounting firm, to perform the annual audit of the Company's financials for the fiscal year 2005, subject to ratification by the shareholders.

Representatives of KPMG LLP are expected to be present at the 2005 Annual Meeting of Shareholders with the opportunity to make a statement if they so desire. Such representatives are expected to be available to respond to appropriate questions.

The aggregate fees for professional services rendered to the Company by KPMG LLP for the years ended December 31, were as follows:

	2004	2003
Audit fees - Audit of the Company's consolidated financial statements for the years ended December 31	$5,154,531[1]	$1,872,421
Audit related fees (audits of subsidiaries and employee benefit plans)	164,706	158,520
Tax fees[2]	924	119,582
All other fees	-0-	-0-
Total fees:	$5,320,161	$2,150,523

(1) The audit fees for 2004 include $3,339,250 for the services rendered for the attestation with respect to, and related reviews of, the Company's internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act of 2002 which first applied to the year ended December 31, 2004.

(2) In 2003, comprised of fees for tax services provided for expatriates, for executives and for retired executives and surviving spouses. Amounts are included in their compensation and reported for federal tax purposes. In 2004, tax compliance work related to the Hong Kong branch.

The Audit Committee of the Board of Directors has considered whether the provision of the non-audit professional services is compatible with maintaining KPMG LLP's independence and has concluded that it is. The Audit Committee pre-approves all audit and non-audit services provided by KPMG LLP.

THE BOARD OF DIRECTORS RECOMMENDS UNANIMOUSLY A VOTE "FOR" RATIFICATION OF THE SELECTION OF KPMG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

3. OTHER MATTERS

Management does not intend to bring any other matter before the meeting, and does not know of any other matter that is proposed to be brought before the meeting. However, should any other matter properly come before the meeting, the persons named in the enclosed proxy will have discretionary authority to vote all proxies in accordance with their judgment on such matter.

Shareholder Proposals

For a shareholder's proposal to be included in the Company's Proxy Statement for the 2006 Annual Meeting of Shareholders, the shareholder must follow the procedures of Rule 14a-8 under the Exchange Act, and the proposal must be received by the Secretary of the Company by November 17, 2005. To be timely, shareholder proposals submitted outside the processes of Rule 14a-8 must be received by the Secretary of the Company after December 31, 2005, and before February 1, 2006.

Annual Report

The Company has delivered a copy of its Annual Report to each shareholder entitled to vote at the 2005 Annual Meeting of Shareholders. A copy of the Company's Form 10-K is available at no charge to all shareholders. For a copy, write to:

Kenneth S. Janke Jr.
Senior Vice President, Investor Relations
Aflac Incorporated
Worldwide Headquarters
Columbus, Georgia 31999

By Order of the Board of Directors,



Joey M. Loudermilk
Secretary

March 17, 2005